**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# FORM 6-K

**REPORT OF A FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For October 2014**

**Commission File Number 0-28800**

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**DRDGOLD Limited**

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Attached to the Registrant Form 6-K filing for the month of October 2014, incorporated by reference herein:**

**Exhibit**

99.1  Release dated October 1, 2014, entitled "PRODUCTION UPDATE: 5%-7% RISE IN GOLD PRODUCTION EXPECTED."

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 2, 2014

By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

**Exhibit 99.1**

**DRDGOLD LIMITED**
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**company**")

## PRODUCTION UPDATE: 5%-7% RISE IN GOLD PRODUCTION EXPECTED

DRDGOLD shareholders are advised that the company expects an increase of between 5% and 7% in gold production for the quarter ended 30 September 2014, compared to the quarter ended 30 June 2014.

Cash operating unit costs (R/kg) are likely to have remained flat quarter on quarter.

An increase in cash operating profit of between 45% and 55% is expected.

Chief Executive Officer Niël Pretorius says the company is satisfied with the overall performance of the Ergo Plant.

DRDGOLD´s full results for the quarter, including an update on test work on the floatation and fine-grind circuit, will be released at or around 08:00 South African time on Friday, 24 October 2014 via SENS and the company´s website, www.drdgold.com.

Roodepoort
1 October 2014

Sponsor and Debt Sponsor
One Capital